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March 2, 1998

BY EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  MONY America Variable Account L - Post-Effective
          Amendment No. 4 to Registration Statement on Form S-6
          (Registration No. 333-06071 and 811-4235)

Gentlemen:

On behalf of MONY America Variable Account L (the "Variable Account"), a unit investment trust registered on Form S-6, and MONY Life Insurance Company of America ("MONY America"), the depositor of the trust, I hereby withdraw Post-Effective Amendment No. 4 to the registration statement on Form S-6 (Registration No. 333-06071) that was first declared effective by the Commission on December 23, 1996.

Post-Effective Amendment No. 5, which will be filed today, will substitute for Post-Effective Amendment No. 4.

If you have any questions or require any further information with respect to the withdrawal of Post-Effective Amendment 4 or any matters relating to this filing, please do not hesitate to call me at (212) 708-2201.

Thank you for your consideration.

Very truly yours,


Frederick C. Tedeschi
Vice President - Chief Counsel
Operations